

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 18, 2006

By U.S. Mail and Facsimile

Mr. M. Steven Bender
Vice President and Treasurer
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re:** **Westlake Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 001-32260**

Dear Mr. Bender:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page 27

1. In future filings, please revise your results of operations to provide a more robust discussion of your derivative activities and their impact on earnings during each period. Additionally, please revise your liquidity section to provide more transparent disclosure of the impact of derivatives on your statements of cash flows during each period.

Note 10 – Derivative Commodity Instruments and Fair Value of Financial Instruments, page 60

2.	Please supplementally explain to us the reasons for the different classifications of derivative losses during 2005.

3.	Please supplementally tell us where the cash flows associated with your derivative activities are reflected in your statements of cash flows in 2005, 2004 and 2003.

Note 16 – Commitments and Contingencies, page 66

Contract Litigation with Goodrich and PolyOne

4.	Please disclose in future filings the estimated time frame for resolution of the remediation activities at the Calvert City manufacturing complex, as well as the total costs incurred to date at the site.

Environmental Investigations

5.	In future filings, please disclose the amount you have accrued related to the EPA investigation as required by paragraph 9 of SFAS 5. In addition, please also disclose the amount or range of reasonably possible additional loss as required by paragraph 10 of SFAS 5.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 10 – Derivative Commodity Instruments, page 10

6.	Please supplementally tell us where you recorded the net gain in 2006 and the net loss in 2005 related to your derivative activities. In addition, please supplementally tell us where you reflected the cash flows related to the 2006 gains.

*	*	*

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. M. Steven Bender
Westlake Chemical Corporation
December 18, 2006
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief